Genius Brands International, Inc.
301 N. Canon Drive, Suite 305

Beverly Hills, CA 90210

January 30, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Genius Brands International, Inc. Post-Effective Amendment to Form S-1 on Form S-3 Filed December 23, 2016 File No. 333-208540 Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Genius Brands International, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned post-effective amendment to Form S-1 on Form S-3 be accelerated to February 2, 2017 at 9:30 a.m. EST.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Jeffrey Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6732.

Very truly yours,

Genius Brands International, Inc.

/s/ Andrew Heyward
Andrew Heyward
Chief Executive Officer

cc:	Securities and Exchange Commission
J. Nolan McWilliams
Tonya K. Aldave

Genius Brands International, Inc.
Rebecca D. Hershinger, Chief Financial Officer
Gregory B. Payne, Executive Vice President – Legal/Business Affairs

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Kenneth R. Koch, Esq.